                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

[TELECOM ITALIA LETTERHEAD]

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING


Milan, 12 December, 2002 - The Telecom Italia Shareholders' Meeting convened today in ordinary and extraordinary session under the chairmanship of Marco Tronchetti Provera.

Ordinary Session

In ordinary session the Meeting appointed Pietro Modiano and Riccardo Ruggiero as Company Directors. The appointment of these two directors, previously co-opted to the Telecom Italia Board, shall expire at the same time as the rest of the currently serving board.

The Meeting also resolved on the second point on the agenda regarding the reclassification of reserves, through transfer of 2,159,995,146 euros from the "Miscellaneous Reserve" to the "Share Premium Reserve", 820,000,000 euros from the "Share Premium Reserve" to the "Legal Reserve" and 659,659,251 euros from the "Legal Reserve" to the "Miscellaneous Reserve". At the same time this last fund was renamed the "Retained Profits Miscellaneous Reserve".
The reclassification serves to enhance the clarity of the accounts by facilitating immediate identification of the nature of the reserves as retained earnings or capital.

Following this reclassification, the Meeting passed a resolution for the distribution of up to a maximum of 1 billion euros of reserves, in order to award shareholders a dividend calculated on the basis of 0.1357 euros per ordinary and savings share held (in other words excluding the company's own stock held in its portfolio) on the dividend payment date.

Today's distribution of reserves permits the company to maintain its previously announced dividend policy, which foresees the aggregate assignment to shareholders of a sum which essentially corresponds to the dividend distributed in 2001. In order to achieve this, the distribution will take place in two stages: the payment approved today, and the distribution upon which the Shareholders' Meeting will be called to deliberate next year, when it adopts the 2002 financial statements.

The Shareholders' Meeting concluded by passing a resolution for payment of the dividend commencing on 19 December 2002, with the ex-dividend date set for 16 December 2002.

Distribution of the dividend will entitle shareholders to a full tax credit of 56.25%, applicable without restriction.

Extraordinary Session

In extraordinary session the Shareholders' Meeting adopted the plan for the merger of wholly-owned subsidiary Telecom Italia Lab SpA into Telecom Italia SpA, and passed resolutions for the bookkeeping and fiscal effects of this operation to commence from 1 January 2003. The Meeting empowered the Chairman, Deputy Chairman and each of the CEOs with all the authority necessary to fully implement the above resolutions.

This merger falls under the framework of the plan to restructure Telecom Italia Lab operations, which, undertaken as part of Telecom Italia, will generate considerable operational efficiencies and benefits.

In organizational terms, the merger signals a further step in the process of simplifying the company's corporate structure, as announced in the 2002 - 2004 business plan.

                                         ****

The Board Meeting held immediately after the Shareholders' Meeting approved the following calendar of principal company events and the timetable for dissemination of earnings and finance data during 2003:

-	13 February - Board meeting to examine the 2002 preliminary draft accounts, the 2003 budget and the multi-year plan;

-	25 March - Board meeting to examine the draft accounts of Telecom Italia
SpA and the full-year 2002 consolidated accounts;

-	6 May - Board meeting to examine the first-quarter 2003 accounts and, that same afternoon, Shareholders' Meeting for adoption of the accounts;

-	28 July - Board meeting to examine the preliminary first half data;

-	4 September - Board meeting to examine the first half report;

-	4 November - Board meeting to examine third quarter 2003 figures.

Conference calls presenting the accounts data to the Financial Community shall as a rule be held on the day following Board Meeting adoption of the accounts. Notification shall be given in good time should any changes be made to the above dates.

Communication & Media Relations: +3906.3688.2023 or 2066 www.telecomitalia.it/press

Investor Relations: +3906.36882560 or 2381 www.telecomitalia.it/investor

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 12, 2002


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager